SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 000-31102

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No  X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.


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                                EXPLANATORY NOTE

           On April 30, 2004, LPBP Inc. (formerly, Hemosol Inc.) completed the previously disclosed arrangement (the "Arrangement") involving Hemosol Inc. (which was subsequently renamed LPBP Inc. after the Arrangement became effective), its securityholders and MDS Inc. A press release announcing the completion of the Arrangement is attached hereto as Exhibit 99.1.

           As a result of the Arrangement, pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Hemosol Corp. is the successor issuer to Hemosol Inc. for reporting purposes under the Exchange Act. As Hemosol Inc.'s common shares were registered under Section 12(g) of the Exchange Act, the common shares of Hemosol Corp. are now deemed registered under that section. Reports on Form 6-K are also being submitted by Hemosol Corp. under Hemosol Corp.'s new SEC file number (which Hemosol Corp. will use for all of its future filings with the SEC) and by LPBP Inc. under SEC file number 000-31102 (the original SEC file number for Hemosol Inc.). LPBP Inc.'s Class A voting common shares will continue to be registered under Section 12(g) of the Exchange Act and LPBP Inc. will continue to file reports under SEC file number 000-31102.

EXHIBIT NO.           DESCRIPTION
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 99.1                 Press release dated May 3, 2004







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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HEMOSOL CORP.


                                     By: /s/ DAVID BELL
                                         ---------------------------------------
                                          Name:  David Bell
                                          Title: Vice President, Drug Discovery

Date:  April 30, 2004




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                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
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99.1                 Press release dated May 3, 2004






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